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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ICAGEN, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
45104P104
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45104P104	13G	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Venrock Associates

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,719,042[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,719,042[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,719,042[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
1 Venrock Associates and Venrock Associates II, L.P. are members of a group for purposes of this Schedule 13G.
2 Consists of: (i) 704,885 shares of common stock and 20,348 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2005 owned by Venrock Associates, and (ii) 965,996 shares of common stock and 27,813 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2005 owned by Venrock Associates II, L.P.

CUSIP No.	45104P104	13G	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Venrock Associates II, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3844754

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,719,042[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,719,042[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,719,042[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
1 Venrock Associates and Venrock Associates II, L.P. are members of a group for purposes of this Schedule 13G.
2 Consists of: (i) 704,885 shares of common stock and 20,348 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2005 owned by Venrock Associates, and (ii) 965,996 shares of common stock and 27,813 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2005 owned by Venrock Associates II, L.P.

CUSIP No.	45104P104	13G	Page	4	of	7
     Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates, a limited partnership organized under the laws of the State of New York (“Venrock”) and Venrock Associates II, L.P., a limited partnership organized under the laws of the State of New York (“Venrock II” and collectively with Venrock, the “Venrock Entities”) in respect of shares of common stock of Icagen, Inc.

Item 1(a)	Name of Issuer:

Icagen, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4222 Emperor Boulevard, Suite 350
Durham, North Carolina 27703

Item 2(a)	Name of Person Filing:

Venrock Associates
Venrock Associates II, L.P.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

New York Office:	Menlo Park Office:	Cambridge Office:

30 Rockefeller Plaza	2494 Sand Hill Road	55 Cambridge Parkway
Suite 5508	Suite 200	Suite 100
New York, NY 10112	Menlo Park, CA 94025	Cambridge, MA 02142

Item 2(c)	Citizenship:

Each of Venrock and Venrock II are limited partnerships organized in the State of New York.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number

45104P104

Item 3	Not applicable.

Item 4	Ownership

(a) and (b)
     Venrock beneficially owns 725,233 shares of common stock, or 3.3% or the outstanding shares of common stock. Venrock II owns 993,809 shares of common stock, or 4.5% or the outstanding shares of common stock.

CUSIP No.	45104P104	13G	Page	5	of	7
          (c)
          Each of the Venrock Entities has sole power to vote or to direct the vote of no shares of the common stock, sole power to dispose or to direct the disposition of no shares of the common stock, shared power to vote or to direct the vote of 1,719,042 shares of the common stock and shared power to dispose or to direct the disposition of 1,719,042 shares of the common stock.

Item 5	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:
This Schedule is being filed pursuant to Rule 13d-1(d). The identities of each of the Venrock Entities are stated in Item 2(a).

Item 9	Notice of Dissolution of Group:

Not applicable.

CUSIP No.	45104P104	13G	Page	6	of	7

Item 10	Certification

Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2006	VENROCK ASSOCIATES

By: /s/ Anthony B. Evnin
Name: Anthony B. Evnin
Title: Managing General Partner

Dated: February 14, 2006	VENROCK ASSOCIATES II, L.P.

By: /s/ Anthony B. Evnin
Name: Anthony B. Evnin
Title: Managing General Partner

CUSIP No.	45104P104	13G	Page	7	of	7

Exhibit No.	EXHIBIT INDEX

99.1 Agreement pursuant to 13d-1(k)(1) among Venrock Associates and Venrock Associates II, L.P.